Alithya appoints Pierre Blanchette as Chief Financial Officer

MONTREAL, June 12, 2025 – Alithya Group inc. (TSX: ALYA) (“Alithya”) announces the appointment of Pierre Blanchette as Chief Financial Officer, effective July 28, 2025.

Mr. Blanchette will join Alithya on July 28, 2025, and will oversee Alithya's financial operations and contribute his extensive operational, financial, and strategic expertise to support the execution of our strategic plan.

Pierre is a Chartered Professional Accountant (CPA) with nearly 30 years of experience in finance, including as Senior Vice President and Chief Financial Officer of Colabor Group Inc., a leading Canadian food distribution company, over the last four years. Prior to joining Colabor, Mr. Blanchette worked for Fiera Capital Corporation, an important independent asset management firm, where he held various positions such as Senior Vice President, Global Treasury and Taxation, Chief Financial Officer, US division and Senior Vice President, Finance.

Quote by Paul Raymond, President and Chief Executive Officer:

“I am very pleased to welcome Pierre Blanchette as Chief Financial Officer. With a proven track record of driving financial performance, optimizing structures, and leading dynamic teams, Pierre brings the financial expertise and strategic insight we need as we continue to scale and advance our strategic objectives. I look forward to collaborating with him in delivering sustained value to our stakeholders. Pierre will be supported by a seasoned finance team, including Debbie Di Gregorio, Vice President, Finance, who has stepped in as Interim CFO. I would like to thank Debbie once again for her leadership during this transition period.”

About Alithya

We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We’ve built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.

We strive to make a difference. We are Alithya.

Visit us at www.alithya.com.

Information:
Alithya Media Relations
media@alithya.com